# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: APA CORPORATION, CIK 0001841666
CUSIP: 03743Q108
Title of class of securities: Common Stock, $0.625 par value
Address of issuer's principal executive offices: 2000 W. Sam Houston Pkwy. S., Suite 200, Houston, Texas (TX), 77042-3643
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-25-001410
Filed by CIK 0001164833

## Reporting persons
- Hotchkis and Wiley Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 29,771,887; shared voting power 0; sole dispositive power 31,695,303; shared dispositive power 0; aggregate amount beneficially owned 31,695,303 (8.97% of the class)
- Vanguard Windsor II Fund: type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); sole voting power 17,561,357; shared voting power 0; sole dispositive power 17,561,357; shared dispositive power 0; aggregate amount beneficially owned 17,561,357 (4.97% of the class)

## Item 1. Issuer
Name of issuer: APA CORPORATION
Address of issuer's principal executive offices: 2000 W. Sam Houston Pkwy. S., Suite 200, Houston, Texas 77042-3643

## Item 2. Person Filing
Name of person filing:
Hotchkis and Wiley Capital Management, LLC
Vanguard Windsor II Fund
Address of principal business office or, if none, residence:
Hotchkis and Wiley Capital Management, LLC
601 S. Figueroa Street, 39th Fl
Los Angeles, CA 90017

Vanguard Windsor II Fund
Post Office Box 2600
Valley Forge, PA 19482
Citizenship:
Hotchkis and Wiley Capital Management, LLC: Delaware
Vanguard Windsor II Fund: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV), investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
Hotchkis and Wiley Capital Management, LLC: 31,695,303
Vanguard Windsor II Fund: 17,561,357
Percent of class:
Hotchkis and Wiley Capital Management, LLC: 8.97%
Vanguard Windsor II Fund: 4.97%
Sole power to vote or to direct the vote:
Hotchkis and Wiley Capital Management, LLC: 29,771,887
Vanguard Windsor II Fund: 17,561,357
Shared power to vote or to direct the vote:
Hotchkis and Wiley Capital Management, LLC: 0
Vanguard Windsor II Fund: 0
Sole power to dispose or to direct the disposition:
Hotchkis and Wiley Capital Management, LLC: 31,695,303
Vanguard Windsor II Fund: 17,561,357
Shared power to dispose or to direct the disposition:
Hotchkis and Wiley Capital Management, LLC: 0
Vanguard Windsor II Fund: 0

The shares of the Issuer's Common Stock (the "Common Shares") are owned by certain investment vehicles and/or accounts managed or sub-advised by Hotchkis and Wiley Capital Management, LLC ("HWCM"), including Vanguard Windsor II Fund. Certain HWCM clients have retained the power to vote the Common Shares that they directly own. Accordingly, HWCM has the power to dispose of more Common Shares than it can vote. HWCM disclaims beneficial ownership of the reported shares, except to the extent of its pecuniary interest in such shares, if any.

Percentage based on 353,470,227 shares of Common Stock outstanding as of April 30, 2026, as reported by the Issuer in the Form 10-Q.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
Hotchkis and Wiley Capital Management, LLC: The securities as to which this Schedule is filed by HWCM, in its capacity as investment adviser, are owned of record by clients of HWCM. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities.

Vanguard Windsor II Fund: Not Applicable

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit I

JOINT FILING STATEMENT
PURSUANT TO RULE 13d-1(k) The undersigned acknowledge and agree that the foregoing statement on SCHEDULE 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on SCHEDULE 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: August 12, 2026

Hotchkis and Wiley Capital Management, LLC

By: /s/ Tina Kodama
Name: Tina Kodama
Title: Chief Compliance Officer

Vanguard Windsor II Fund
By: Hotchkis & Wiley Capital Management, LLC (Sub-Advisor)
Its: Authorized Person of Sub-Advisor

By: /s/ Tina Kodama
Name: Tina Kodama
Title: Chief Compliance Officer

## Signatures
- Hotchkis and Wiley Capital Management, LLC: Tina H. Kodama, Tina H. Kodama / Chief Compliance Officer (08/12/2026)
- Vanguard Windsor II Fund: Tina H. Kodama, Tina H. Kodama / Authorized Person of Sub-Advisor (Hotchkis & Wiley Capital Management, LLC), Chief Compliance Officer (08/12/2026)